99.1

SEDI INSIDER ACTIVITY REPORT

Period: March 18-27, 2026 | Source: SEDI Issuer No. 5542 | All prices USD (NASDAQ)

WEEK SUMMARY

Total Shares Acquired	+66,500 common shares (open market)
Total Capital Deployed	USD $77,024
Average Price	$1.1583 per share
Trading Days	3 (March 18, 19, 27, 2026)
Other Activity	RSU grants: 225,000 to T. Lynch (2025-10-29), 185,000 to S. Areglado (2025-10-29); initial SEDI filings for Lynch and Areglado

TRANSACTION DETAIL

Tx Date	Filed on SEDI	SEDI ID	SEDI Insider	Vehicle	Shares	Price (USD)	Value (USD)	Balance
2026-03-18	2026-03-30	4691021	Lynch, Tom	Direct	+20,000	$1.2097	$24,194	21,026
2026-03-19	2026-03-30	4691028	Lynch, Tom	Direct	+20,000	$1.1644	$23,288	41,026
2026-03-27	2026-03-30	4690837	Areglado, Scott	Direct	+26,500	$1.1148	$29,542	26,500
Lynch (Direct) — Total					+40,000	Avg $1.1871	$47,482	41,026
Areglado (Direct) — Total					+26,500	$1.1148	$29,542	26,500
COMBINED — MARCH 18–27, 2026					+66,500	Avg $1.1583	$77,024

SEDI IDs are authoritative reference numbers.

RSU GRANT DETAIL

The following restricted stock unit grant was reported on SEDI during the filing period.

SEDI Insider	SEDI ID	Filed on SEDI	Grant Date	Expiry Date	RSUs Granted	Underlying Shares	Balance
Lynch, Tom	4691038	2026-03-30	2025-10-29	2029-10-29	225,000	225,000	225,000
Areglado, Scott	4597396	2025-10-30	2025-10-29	2029-10-29	185,000	185,000	185,000

UPDATED SEDI INSIDER POSITIONS

The following positions have been updated as a result of this week’s activity.

Common Shares

SEDI Insider	Vehicle	Prior Balance	New Balance	% O/S	Change
Lynch, Tom	Direct	1,026	41,026	0.09%	+40,000
Areglado, Scott	Direct	0	26,500	0.06%	+26,500

Restricted Stock Units (Common Shares)

SEDI Insider	Prior Balance	New Balance	Expiry	Change
Lynch, Tom	0	225,000	2029-10-29	+225,000
Areglado, Scott	0	185,000	2029-10-29	+185,000